UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

On July 10, 2024 (the “Effective Date”), SMX (Security Matters) Public Limited Company (the “Company”) entered into a Letter of Intent (the “LOI”) with PMB Partners, LP (PMB”), as part of the Company’s ongoing efforts to satisfy its existing liabilities while conserving cash. Pursuant to the LOI:

●	The existing indebtedness SMX owes to PMB shall be $1.3 million (the “Total Outstanding Debt”), and shall be reorganized so that:

○	$800,000 of which will be evidenced by a new convertible promissory note (the “Convertible Note”) that (i) would be subject to 15% interest (20% default interest), (ii) would have a maturity date of December 31, 2024, (iii) would be subject to a mandatory prepayment provision from the proceeds of any raising of debt or equity in an amount equal to or in excess of $10,000,000 in the aggregate in one or more occasions from the Effective Date, (iv) may be converted at the election of the Company into up to approximately 76,190 (originally 5,714,285, before taking into account the Company’s recent 75:1 reverse stock split) Ordinary Shares of the Company at a conversion price per share of $10.50 (originally $0.14, before taking into account the Company’s recent 75:1 reverse stock split) and (v) is subject to conversion limitations so that PMB shall not own in excess of 19.7% of voting power of the Company; and
○	$500,000 of which will be evidenced by a new promissory note (the “Note”) that (i) would be subject to 15% interest (20% default interest), (ii) would have a maturity date of December 31, 2024 and (iii) would be subject to certain tax gross-ups of up to $35,000; and
○	The Company’s subsidiaries Security Matters PTY, Ltd and Security Matters Limited will execute the Promissory Note and the Note as co-obligors and/or joint and several guarantors.

●	PMB will exchange the 11,833 shares it owns in True Gold Consortium Pty Ltd (“TrueGold”), a majority-owned subsidiary of the Company, for approximately 29,115 (originally 2,183,682, before taking into account the Company’s recent 75:1 reverse stock split) Ordinary Shares of the Company (the “TrueGold Exchange Shares”).
●	The Company issued approximately 51,809 (originally 3,885,715, before taking into account the Company’s recent 75:1 reverse stock split) Ordinary Shares of the Company as consideration for PMB entering into the LOI, irrevocably waiving certain clawback rights held by PMB as of the Effective Date and releasing a pledge of shares issued by TrueGold as collateral for the payment in full of the Total Outstanding Debt (the “Consideration Shares”).

The Company agreed to register for resale all of the Ordinary Shares issued or issuable to PMB pursuant to the LOI.

Pursuant to the LOI, the Company and PMB agree to negotiate in good faith the drafting and execution of the Convertible Note, the Note and any and all other ancillary documents, contracts, or agreements to give effect to the terms of the LOI not otherwise satisfied at or as of the Effective Date (the “Definitive Agreements”), which shall be executed no later than 30 days from the Effective Date. In the case that the Definitive Agreements are not so signed and/or the registration statement to register the Ordinary Shares for resale is not filed as provided for in the LOI, subject to certain exceptions, the Company shall pay to PMB a fee in the amount of $500 per day as liquidated damages, until the date of the execution of the Definitive Agreements. This amount shall be added to the outstanding interest and fees and shall be included in the Note.

The LOI provides that PMB shall not vote its Ordinary Shares upon certain events as specific in the LOI, through December 31, 2025.

The Consideration Shares were, and the Note, the Convertible Note, the Ordinary Shares underlying the Convertible Note and the TrueGold Exchange Shares will be, issued in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and the issuance thereof have not been and will not been registered under the Securities Act or applicable state securities laws. Accordingly, the Consideration Shares, the Note, the Convertible Note, the Ordinary Shares underlying the Convertible Note and the TrueGold Exchange Shares may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. This Report on Form 6-K shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

The foregoing is a brief description of the LOI and the terms of the LOI and the Promissory Note and the Note, and is qualified in its entirety by reference to the full text of such documents.

Exhibit Number	Description
10.1	Letter of Intent dated July 10, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 22, 2024

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer